UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 001-14960
CUSIP NUMBER 633643408**

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2015
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

** There is no CUSIP number assigned to the ordinary shares. CUSIP number 633643408 has been assigned to the American Depositary Receipts of National Bank of Greece S.A., which are traded over the counter under the symbol NBGGY.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

National Bank of Greece S.A.
Full Name of Registrant

Not applicable
Former Name if Applicable

86 Eolou Street
Address of Principal Executive Office (Street and Number)

10232 Athens, Greece
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

National Bank of Greece S.A. (the “Company” and together with its consolidated subsidiaries, the “Group”) is unable to file, without unreasonable effort and expense, its annual report on Form 20-F for the financial year ended December 31, 2015 within the prescribed time period for the reasons described below.

As previously disclosed, on November 3, 2015, the Company’s Board of Directors approved a plan to proceed with the disposal of the Company’s entire stake in Finansbank A.S. (the “Transaction”). On December 21, 2015, the Company’s Board of Directors approved the divestiture to Qatar National Bank (“QNB”) of the Group’s 99.81% stake in Finansbank A.S. together with NBG’s 29.87% stake in Finans Leasing (together, the “Turkish Operations”). Furthermore, on January 18, 2016, the Extraordinary General Meeting of the Bank approved the Transaction.

Closing of the Transaction is subject to the approval from: (i) the Turkish Banking Regulation and Supervision Agency (already received); (ii) the Qatar Central Bank (already received); (iii) the Turkish Competition Board; (iv) the Turkish Capital Markets Board and (v) the Turkish Treasury.

As a result of the complex nature of the Transaction, the Company needs additional time to finalize the presentation of its U.S. GAAP financial statements for the financial year ended December 31, 2015 and to complete its review of its annual report on Form 20-F following the disposal of the Turkish Operations.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	George Angelides	011-30	210 772 7701
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Group’s net loss attributable to NBG shareholders for the year ended December 31, 2015 is expected to be materially greater than the respective net loss of €2,477 million for the year ended December 31, 2014. The increase is mainly attributable to the following:

•      Increased loan impairments as a result of further deterioration in the economic conditions underlying the Bank’s assumptions used as inputs in both the collective and the individual impairment assessment models of its loan portfolios at the reporting date.

•      Impairment losses recognised on the reclassification of Finansbank. Following the Bank’s decision to dispose its entire shareholding in Finansbank on November 3, 2015, and its classification as a discontinued operation, the Group measured the assets and liabilities of Finansbank at the lower of carrying value or fair value less cost to sell. The carrying amount of the Group’s investment in Finansbank, subject to impairment measurement as at December 31, 2015, included a cumulative translation adjustment expected to be approximately €2.9 billion.

As a result of these substantial losses, the Group’s permanent equity is expected to be negative as of December 31, 2015.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 29, 2016	By	/s/ LEONIDAS FRANGIADAKIS
Leonidas Frangiadakis Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).